ATLAS . PACIFIC . LIMITED

ACN 009 220 053

5 December 2005

The Manager
The Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

The Company reported on the 9th September a profit for the 6 months to 30th June 2005 of $664,199. The board of the Company is now pleased to report that on the basis of 5 months revenue to the end of November 2005 and expected sales to the end of the year that the total after tax profit for the 12 months to the 31st December 2005 is expected to be not less than $1.5 million.

The board has approved the payment of a fully franked dividend of 1 cent per share for the period ending 31st December 2005. The record date for entitlement to the dividend payment will be the 19th December 2005, the ex-dividend date will be the 13th December 2005, with the payment due on the 29th December 2005.

The board believes that on present production estimates that revenue for the 2006 period should be 40% higher than 2005 and on current costs and expenditure should lead to a comparable increase in net profit.

Yours faithfully

George Snow
Chairman

CRP03 Dividend Announcement Dec 05

43 York Street, Subiaco, WA 6008 Australia • PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 • FACSIMILE (61) (8) 9380 9970 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@atlaspacific.com.au